U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

AMENDED

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-50842

CUSIP NUMBER

(Check One):

☒ Form 10-KSB   ☐ Form 20-F   ☐ Form 11-K   ☐ Form 10-QSB   ☐ Form N-SAR
For Period Ended: December 31, 2006

☐           Transition Report on Form 10-K
☐           Transition Report on Form 20-F
☐           Transition Report on Form 11-K
☐           Transition Report on Form 10-Q
☐           Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

Part I Registrant Information

Full Name of Registrant:	Earth Biofuels, Inc.

Address of Principal Executive Office (Street and Number)
3001 Knox Street, Suite 403.
Dallas, Texas 75205

Part II Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)           The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q, 10-QSB or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐            (c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narrative

State below in reasonable detail the reasons why annual report, quarterly report, transition report on Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB or N-SAR or portion thereof could not be filed within the prescribed period.

Due to circumstances surrounding the auditor review of our financial information, the Company must file this extension to allow adequate time to complete the necessary auditors review.  The Registrant intends to file its 10-KSB within the prescribed period allowed by the rules relating to Form 12b-25.

Part IV Other Information

(1)           Name and telephone number of person to contact in regard to this notification:

Dennis G. McLaughlin	214	389-9800
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

The Registrant anticipates significant changes in its results of operations for the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005 for the reasons described below.

The Registrant was originally incorporated as Meadow Springs, Inc., in the state of Nevada on July 15, 2002.  Effective November 14, 2005, the Registrant moved its domicile to Delaware by means of a merger of the Registrant with and into Earth Biofuels, Inc., a Delaware corporation, and the Registrant’s principal business was changed to the production, marketing, and distribution of alternative fuels, with an emphasis on ethanol and biodiesel fuel.

Further, Registrant’s business activity and operational changes increased substantially from partial-year 2005 as compared to the full-year of operations in 2006. Finally, in November 2006, Registrant entered into a material acquisition when it acquired (in an equity transaction) a liquefied natural gas (LNG) business.  Due to the ongoing ramp-up of operations and late year material acquisition, the Registrant anticipates significant changes in its results of operations for the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005.

Total estimated revenues for the twelve months ended December 31, 2006 are $44.8 million as compared to $1.9 million for the twelve months ended December 31, 2005.

Earth Biofuels, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2007.	By:	/s/ Dennis McLaughlin
Dennis McLaughlin
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).